02025277

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Year Ended December 31, 2001

PaineWebber Puerto Rico Savings Plus Plan
(Full Title of the Plan)

UBS AG
(Name of Issuer of the Securities Held Pursuant to the Plan)

BAHNHOFSTRASSE 45, CH-8098 ZURICH, SWITZERLAND AND
AESCHENVORSTADT 1, BASEL, SWITZERLAND
(Address of Principal Executive Office)

Item 1. Not applicable.

Item 2. Not applicable.

Item 3. Not applicable.

Item 4. In lieu of Items 1-3 above, plan financial statements prepared in accordance with ERISA are hereby attached.

Financial Statements

PaineWebber Puerto Rico Savings Plus Plan

Year ended December 31, 2001 and 2000
with Report of Independent Auditors

PaineWebber Puerto Rico Savings Plus Plan

Financial Statements

Year ended December 31, 2001 and 2000

Contents

Schedules of Assets Held for Investment, Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or uncollectable, and Leases in Default or uncollectable for the year ended December 31, 2001 and 2000 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Administrative Committee of the
PaineWebber Puerto Rico Savings Plus Plan

We have audited the accompanying statement of net assets available for plan benefits of the PaineWebber Puerto Rico Savings Plus Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the PaineWebber Puerto Rico Savings Plus Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 26, 2002

PaineWebber Puerto Rico Savings Plus Plan

Statement of Net Assets Available for Plan Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments, at fair value—interest in Master Trust	$16,737,845	$ 1,152,424
Investment income receivable	3,526	1,366
Contributions receivable:		
Participant	–	11,015
Company	631,476	709,257
Total assets	17,372,847	1,874,062
Liabilities		
Accrued expenses	521	243
Payable for securities purchased	–	100
Total liabilities	521	343
Net assets available for plan benefits	$17,372,326	$ 1,873,719

See notes to financial statements.

PaineWebber Puerto Rico Savings Plus Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year ended December 31, 2001	2000
Additions to net assets		
Investment income in Master Trust:		
Interest income	$ 13,301	$ 8,649
Dividends on 2001 and 2000 UBS AG Company stock and PaineWebber Group Inc. Company Stock Fund common stock, respectively	1,734	2,195
Capital gain distributions and other dividends	9,284	67,421
Total investment income	24,319	78,265
Net (depreciation)/appreciation in fair value of investments in Master Trust	(150,033)	110,318
Contributions:		
Participants	940,700	820,141
Rollovers	3,388	178,742
Company	631,476	709,257
Total contributions	1,575,564	1,708,140
Transfers from UBS PW 401k Plus Plan	14,039,106	–
Transfers from UBS Savings and Investment Plan	82,901	–
Total additions	15,571,857	1,896,723
Deductions from net assets		
Distributions to participants	71,740	21,903
Administrative expenses	1,510	1,101
Total deductions	73,250	23,004
Net increase in net assets available for plan benefits	15,498,607	1,873,719
Net assets available for plan benefits:		
Beginning of year	1,873,719	–
End of year	$17,372,326	$ 1,873,719

See notes to financial statements.

PaineWebber Puerto Rico Savings Plus Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Puerto Rico Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which generally covers those employees of UBS PaineWebber Incorporated of Puerto Rico ("the Company"), formerly known as PaineWebber Incorporated of Puerto Rico, or any of its subsidiaries or affiliates which has adopted the Plan who are residents of and working in Puerto Rico. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS"). Prior to November 3, 2000, the Company was a wholly owned subsidiary of Paine Webber Group Inc. ("PWG"). On November 3, 2000, UBS acquired 100% of the outstanding common stock of PWG. PWG was then merged with and into UBS Americas. UBS Americas is the successor by merger to PWG.

The Plan became effective January 1, 2000. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce accrued benefits of any participant. There were 249 Plan participants at December 31, 2001.

The Plan is a defined contribution plan that includes four contribution types: employee contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP").

The Plan's assets are invested in a diversified pool of fixed income securities and insurance contracts (GICs) managed by Brinson Advisors (with benefit responsive agreements with JP Morgan and Transamerica), the PaineWebber S&P 500 Index Fund managed by PW Trust Company (a wholly owned subsidiary of UBS Americas), the UBS Company Stock Fund and several PaineWebber and non-PaineWebber mutual funds. Effective November 3, 2000, as a result of the UBS merger, the UBS Company Stock Fund replaced the PaineWebber Group Inc. Company Stock Fund.

Effective February 20, 2001 Mitchell Hutchins Asset Management ("MHII") merged with UBS Asset Management and was renamed Brinson Advisors on April 30, 2001. As a result of the merger, MHII, a subsidiary of Mitchell Hutchins Asset Management was replaced by Brinson Advisors as investment advisor, administrator and distributor for the PaineWebber mutual funds.

1. Description of the Plan (continued)

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

Master Trust

Effective January 1, 2000, PWG amended the UBS PaineWebber 401(k) Plus Plan and introduced the Plan, for employees who are residents of and working in Puerto Rico. The Plan consists of employee contributions, a Company match, a Company retirement contribution and a QDP. The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico contribution limits. All other features of the Plan are similar to those of the UBS PaineWebber 401(k) Plus Plan. As a result of the investment options being identical, the UBS PaineWebber 401(k) Plus Plan Master Trust ("Master Trust") was established for the two Plans. The Plan's investments were all held in the Master Trust administered by The Northern Trust Company (the "Trustee").

Participant Contributions

Participant contributions can consist of "Pre-tax Contributions," which reduce the participant's taxable compensation, "After-tax Contributions," which do not reduce a participant's taxable compensation, or "Rollovers," which are transfers from other Puerto Rico tax qualified retirement plans.

For each plan year, participants are eligible to make Pre-tax Contributions through payroll deductions of 1% to 10% of their eligible compensation. Eligible compensation is defined as 499-R-2/W-2 PR earnings (subject to certain adjustments), not to exceed $170,000 for 2001 and 2000, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax Contributions are limited by the Puerto Rico Internal Revenue Code (the "Code") to $8,000 for 2001 and 2000.

Participants are also permitted to make After-tax Contributions of 1% to 10% of their eligible compensation provided that the maximum combined rate of a participant's Pre-tax and After-tax Contributions does not exceed 20% for 2001 and 2000. After-tax Contributions may be considered in determining the Company's matching contribution.

Rollover Contributions may also be made to the Plan. A Rollover represents a transfer from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's Employee Account and, for plan accounting and Puerto Rico income tax purposes, will be treated in a manner similar to appreciation on Pre-tax Contributions.

1. Description of the Plan (continued)

Company Contributions

For the plan year, Pre-tax and After-tax Contributions are used in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's Pre-tax and After-tax Contributions (up to 6% of eligible compensation) by 50% capped on a graduated scale, which was based on UBS PaineWebber Incorporated's pre-tax earnings for 2001 and PWG's pretax earnings for 2000.

Effective November 3, 2000, the Plan was amended to no longer require the Company match contributions and earnings thereon to be invested in the Company Stock Fund. Accordingly, the Company match contributions and earnings thereon are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for Pre-tax and After-tax Contributions. If an investment election is not in place, the retirement contribution is invested in the Brinson Liquid Institutional Reserves Money Market Fund ("LIR Money Market Fund").

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If an investment election is not in place, the QDP is also invested in the LIR Money Market Fund.

Limitation on Contributions for Highly-Compensated Employees ("HCE's")

The Code limits the amount of Pre-tax Contributions that can be made to the Plan for HCE's. As a result of those limitations, the ability of HCE's to make Pre-tax Contributions may be restricted and, to meet those limitations, the Plan may be required to refund Pre-tax Contributions previously made.

Investment Options

Participants in the Plan have the option to invest their account balances and current contributions in the sixteen investment funds of the Master Trust:

1. UBS Company Stock Fund ("Stock Fund")—The Stock Fund is a nondiversified fund consisting primarily of UBS AG ordinary shares.

1. Description of the Plan (continued)

2. Cash Proceeds Fund—a money market fund that was set up for a temporary period of time to hold Cash Proceeds in participant accounts related to the UBS merger.

   The balance in the Cash Proceeds fund was required to be transferred into one or more of the plan's other investment funds no later than February 13, 2001. Any amounts remaining in this Fund after this deadline were automatically transferred to the Liquid Institutional Reserve Money Market Fund.

3. Putnam Vista Fund—a mutual fund sponsored and managed by Putnam Investments which is invested in a diversified portfolio of equity securities of medium size companies.

4. LIR Money Market Fund—a money market mutual fund invested in a diversified portfolio of high quality money market instruments with maturities of thirteen months or less. Effective June 4, 2001, the Liquid Institutional Reserves Money Market Fund was renamed to the Brinson Liquid Institutional Money Market Fund.

5. Stable Value Fixed Income Fund—a commingled fund managed by Brinson Advisors invested primarily in a diversified pool of high quality fixed income securities, insurance contracts (GICs) and benefit responsive agreements.

   The fund repays the principal sum invested therein and credits interest at a rate that is predetermined and subject to change during the year based on prevailing market conditions. The average rate of return was 5.49% and 6.10% for the plan year ended 2001 and 2000.

6. PaineWebber PACE Large Company Growth Equity Investments Fund—Class Y shares—a mutual fund invested primarily in common stocks issued by companies deemed by its investment advisor to have substantial potential for capital growth. Effective February 2001, the PaineWebber Growth Fund merged into the PaineWebber PACE Large Company Growth Equity Investments Fund.

7. PaineWebber PACE International Equity Investments Fund—Class Y shares—a mutual fund invested primarily in equity securities of companies that are domiciled in developed foreign countries and principally traded in Japanese, European, Pacific, and Australian securities markets or traded in U.S. securities markets. Effective February 2001, the PaineWebber Global Equity Fund merged into the PaineWebber PACE International Equity Investments Fund. Additionally, the PaineWebber PACE International Equity Investments Fund replaced the Schroder International Fund as an investment option in February 2001.

1. Description of the Plan (continued)

8. PaineWebber PACE Global Fixed Income Investments Fund—Class Y shares—a mutual fund invested primarily in mortgage-backed securities issued or guaranteed by U.S. government agencies and in other U.S. government securities. Effective February 2001, the PaineWebber Global Income Fund merged into the PaineWebber PACE Global Fixed Income Investments Fund.

9. PaineWebber PACE Government Securities Fixed Income Investments Fund—Class Y shares—a mutual fund invested primarily in U.S. government securities and other bonds of varying maturities. Effective February 2001, the PaineWebber US Government Income Fund merged into the UBS PaineWebber PACE Government Securities Fixed Income Investments Fund.

10. PaineWebber PACE Large Company Value Equity Investments Fund —Class Y shares—a mutual fund invested primarily in stocks of companies that are believed to have substantial potential for capital growth. Effective February 2001, the PaineWebber Growth and Income Fund merged into the PaineWebber PACE Large Company Value Equity Investments Fund.

11. Bond Fund of America—Class A shares—a mutual fund of The American Funds Group managed by the Capital Research and Management Company. The assets of the fund are invested substantially in marketable corporate debt securities, U.S. and non U.S. Government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

12. American Balanced Fund—Class A shares—a mutual fund of The American Funds Group managed by the Capital Research and Management Company. The assets of the fund are invested in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds and U.S. Government securities. Assets may also be held in cash or cash equivalents.

13. Harbor Capital Appreciation Fund—a mutual fund managed by Jennison Associates Capital Corp./Harbor Capital Advisors and invested primarily in a portfolio of equity securities of established companies with above-average prospects for growth.

14. AIM Constellation Fund—Class A shares—a mutual fund managed by AIM Advisors, Inc. and invested principally in common stocks with an emphasis on medium-sized and larger emerging growth companies.

1. Description of the Plan (continued)

15. Brinson Tactical Allocation Fund—Class Y shares—a mutual fund invested primarily in equity securities and U.S. Treasury notes or U.S. Treasury bills, based on a systematic investment strategy. Effective June 4, 2001, the PW Tactical Allocation Fund was renamed to the Brinson Tactical Allocation Fund.

16. PaineWebber S&P 500 Index Fund—a collective trust managed by PW Trust Company and invested primarily in equity securities issued by companies in the S&P 500 Index.

The UBS PaineWebber mutual funds' investment advisor, administrator and distributor is Brinson Advisors, an indirect wholly-owned subsidiary of UBS Americas. All management fees charged are paid directly by UBS Americas.

Management fees paid to Brinson Advisors were approximately $3,966 in 2001. Management fees paid to MHII were approximately $373 in 2000.

Participant Accounts

Each participant has two accounts under the Plan—their Employee Account and their Company Account. The participant's Employee Account reflects all contributions made by the employee in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of Company contributions for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to those Company contributions.

Vesting

A participant is always fully vested in their Employee Account. A participant is fully vested in all Company contributions and earnings thereon after attaining five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

The nonvested portion of a terminated participant's account ("forfeitures") is used to reduce Company contributions for the plan year during which the participant terminates.

1. Description of the Plan (continued)

Distributions and Withdrawals

After-tax Contributions, including all income and loss thereon, may be withdrawn by participants at any time. Withdrawals of Pre-tax Contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the Stock Fund and cash from all other funds.

Participant Loans

The Plan has a loan provision feature allowing participants to access Pre-tax Contributions, Rollovers and vested Company contributions for reasons as defined by the Plan.

Plan Termination

In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

Valuation of Investments

With respect to the Plan's investment in the Master Trust, investments are stated at fair value except for its benefit responsive investment contract, which is valued at contract value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is valued at the last sales price reported on the Composite Tape on the day of valuation. Investments held in the Trustee's short-term investment fund are valued at cost, which approximates market. Fair value is determined by quoted market prices.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses on investments are computed using average cost.

2. Significant Accounting Policies (continued)

Investment Income

Dividend income is accrued on the ex-dividend date. Dividend income for 2000 includes three quarterly dividends on PWG's common stock.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
Company contributions	$671,335	$709,257
Forfeitures	(39,859)	–
Net Company contributions	$631,476	$709,257

The net 401(k) Company match for years 2001 and 2000 was $140,425 and $232,396, respectively. The net retirement contribution for years 2001 and 2000 was $364,680 and $364,361, respectively. The net QDP for years 2001 and 2000 was $126,371 and $112,500, respectively.

Effective November 3, 2000, forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. Prior to November 3, 2000, forfeitures consisted of shares of the Paine Webber Group Inc. Company Stock Fund, forfeited in accordance with the vesting provisions of the Plan. Forfeited shares are converted to cash at applicable daily closing prices. The Company's net contribution is made for each year by the following September.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
UBS Company Stock Fund common stock, 149,508.56 and 2,023 shares respectively	$7,475,428	$330,513
Putnam Vista Fund, 167,821.34 shares	1,449,976	*
Liquid Institutional Reserve Money Market Fund, 209,429 shares	*	209,429
Harbor Capital Appreciation Fund, 70,048.37 and 3,587.24 shares respectively	2,047,514	127,634
AIM Constellation Fund, 51,414.83 and 4,033.70 shares respectively	1,136,268	116,695

* Balance at year-end does not exceed 5% of the Plan's net assets.

All of the Plan's investments are in the Master Trust, which was established on January 1, 2000, for the investment of assets of the Plan and the UBS PaineWebber 401(k) Plus Plan. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 1.11% and 0.10%, respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

The following table presents the fair value of investments for the Master Trust at December 31:

	2001	**2000**
Investments, at fair value:		
Mutual funds	$ 873,035,988	$1,106,368,706
Common stock	441,749,850	461,401,567
Insurance contracts (GIC's)	158,940,954	150,089,590
Short-term investments	22,112,880	36,065,151
Participant notes receivable	21,219,598	20,308,831
Payable for securities purchased	–	(737,724)
	$1,517,059,270	$1,773,496,121

4. Investments (continued)

Investment income for the Master Trust is as follows:

	Year ended December 31 2001	2000
Realized and unrealized (depreciation) appreciation in fair value of investments:		
Mutual funds	$(174,326,787)	$(218,158,625)
Common stock	(71,543,059)	436,979,905
	(245,869,846)	218,821,280
Interest and dividend income	37,005,387	156,807,348
	$(208,864,459)	$ 375,628,628

The Plan's investments are held by a bank-administered trust fund. During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(150,033) and $110,318, as follows:

	December 31 Net (Depreciation) Appreciation in Value 2001	2000
Mutual Funds	$ (106,377)	$ (109,987)
Common Stock	(43,656)	220,305
	$ (150,033)	$ 110,318

5. Federal Income Taxes

The Plan has received a favorable determination letter from the Puerto Rico Internal Revenue Service dated January 17, 2002 stating that the Plan is qualified under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the Master Trust is tax exempt.

6. Transfers

Effective February 1, 2001, a group of employees transferred from UBS Warburg to UBS Americas and consequently became covered under the Plan. Related assets of approximately $83 thousand were transferred into the Plan.

Effective November 30, 2001, approximately $14.04 million of assets were transferred to the Plan from the UBS PaineWebber 401K Plus Plan for participants that are residents of and working in Puerto Rico.

7. Subsequent Events

Effective March 2002, the Brinson LIR Money Market Fund was renamed to the UBS LIR Money Market Fund. The PaineWebber PACE Large Company Growth Equity Investments Fund was renamed to the UBS PACE Large Company Growth Equity Investments Fund. The PaineWebber PACE International Equity Investments Fund was renamed to the UBS PACE International Equity Investments Fund. The PaineWebber PACE Global Fixed Income Investments Fund was renamed to the UBS PACE Global Fixed Income Investments Fund. The PaineWebber PACE Government Securities Fixed Income Investments Fund was renamed to the UBS PACE Government Securities Fixed Income Investments Fund. The PaineWebber PACE Large Company Value Equity Investments Fund was renamed to the UBS PACE Large Company Value Equity Investments Fund. The Brinson Tactical Allocation Fund was renamed to the UBS Tactical Allocation Fund. The PaineWebber S&P 500 Index Fund was renamed to the S&P 500 Index Fund.

Effective April 8, 2002 UBS Asset Management renamed the UBS PaineWebber's mutual funds' investment advisors, administrator and distributor from Brinson Advisors to UBS Global Asset Management.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the PaineWebber Puerto Rico Savings Plus Plan Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized on June 26, 2002.

PaineWebber Puerto Rico Savings Plus Plan

By [signature]
John Wethington
Plan Administrator

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement No. 333-49214 of the PaineWebber Puerto Rico Savings Plus Plan on Form S-8, and in the related Prospectus, of our report dated June 26, 2002, appearing in this Annual Report on Form 11-K of the PaineWebber Puerto Rico Savings Plus Plan for the year ended December 31, 2001.

Ernst & Young LLP

New York, New York
June 26, 2002